The Verona Firm, PLLC

Brett Alan Verona, Esq.
Post Office Box 18191
Tampa, FL 33679

TEL (813) 258-0852
FAX (813) 464-7757
Brett@TheVeronaFirm.com

Tuesday, November 30, 2021

Ms. Liz Packebusch
Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation

Re: BROOKMOUNT EXPLORATIONS INC
Amendment No. 2 to Offering Statement on Form 1-A
Filed October 29, 2021
File No. 024-11533

Ms. Packebusch:

Pursuant to your correspondence dated November 12, 2021, below please find our responses to your original comments (responses in bold). We will also be uploading the revised Regulation A offering as well.

1. We note your response to comment 3, but cannot reconcile your property descriptions and the coordinates provided for the Talawaan and Alason properties with your aerial photos and maps. Please ensure the coordinates presented, correspond to your disclosure locations and also the photo/map locations in your filing. See Industry Guide 7 (B)(1).

Response: Our offering document has been revised accordingly.

2. We note your response to comment 1 indicating that all resource disclosure has been removed from your filing. However, the section describing the Yukon Territory Facility on page 30 states the property has a confirmed resource to date, under N43-101, amounting to 39,000 oz.au. Please remove all resource disclosure from your filing.

Response: Our offering document has been revised accordingly.

3. Please update the disclosure in this section to reflect beneficial ownership information as of a most recent practicable date. We note that you have provided information as of April 8, 2021. Refer to Item 12 of Form 1-A.

Response: Our offering document has been revised accordingly.

4. We note your response to comment 6 and the filed Securities Exchange Agreement with 2206555 Alberta Inc. Revise your offering statement to disclose whether this transaction has closed and any related contingencies. If this transaction has closed, please also revise your beneficial ownership tabular information as appropriate to reflect the 25% ownership held by Gennex Gold.

Response: Our offering document has been revised accordingly.

Thank you for your time and attention to this matter. Please do not hesitate to reach out to me if you have any questions.

Kind regards,

DocuSigned by:
Brett Verona
8A1BDB770CEE47B

Brett Verona